FOR IMMEDIATE RELEASE

AutoChina International Provides Update and Announces Receipt of Letter from Nasdaq

Shijiazhuang, Hebei Province, China – November 7, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that it is continuing to work closely with its advisors to seek all appropriate means to expedite the process of filing its Form 20-F for the year ended December 31, 2010, prior to its Nasdaq hearing date, which has been rescheduled to December 1, 2011. On November 2, 2011, the Company received a letter from Nasdaq stating that, in addition to the Company not being in compliance with Listing Rule 5250(c)(1), Nasdaq determined that certain trading activity in the Company’s ordinary shares raised public interest concerns which could be an additional basis for delisting the Company’s securities pursuant to Nasdaq Listing Rule 5101. The Company will address these additional concerns at the appeals hearing.

There is no assurance that the Company will succeed in regaining compliance by the Nasdaq hearing date or in appealing Nasdaq’s delisting determination. Since October 4, 2011, the Company’s shares have been suspended from trading on Nasdaq and have traded on the OTC Pink market.

About AutoChina International Limited:
AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 385 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers.  The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;

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November 7, 2011

•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Adam Prior
(858) 997-0680 / jcwang@autochinaintl.com	Vice President
(212) 836-9606 / aprior@equityny.com

Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com